SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
 ______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
 Securities Exchange Act of 1934

For the month of April 2017

Commission File Number: 001-36073

           Enzymotec Ltd.
 (Translation of registrant’s name into English)

Sagi 2000 Industrial Area
 P.O. Box 6
 Migdal Ha’Emeq 2310001, Israel

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

CONTENTS

On April 25, 2017, Enzymotec Ltd. (“we,” or the “Company”) held an extraordinary general meeting of shareholders (the “Meeting”).  At the Meeting, our shareholders voted on one proposal, which is described in more detail in our proxy statement for the Meeting that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K that we furnished to the Securities and Exchange Commission on March 16, 2017.

The voting results for the proposal presented at the Meeting, based on the presence in person or by proxy of holders of 15,510,609 (67.59%) of our outstanding ordinary shares on the record date of March 16, 2017, are described below.

Proposal:
to approve the compensation of Mr. Erez Israeli, the Company's newly appointed President and Chief Executive Officer and, in connection therewith, approve a one-time increase in the number of ordinary shares available for grant under the Company's 2013 Omnibus Equity Incentive Plan.

Results of both ordinary majority and special majority (among shareholders who are non-controlling shareholders who indicated that they do not have a conflict of interest in approval of the proposal):

For	Against	Abstain	Broker Non-Votes
14,913,640	588,652	8,317	0

Based on the above voting results and the majority requirements for the proposals under the Israeli Companies Law 5759-1999 and the Company’s amended and restated articles of association, the above proposal was approved at the Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENZYMOTEC LTD.

Dated: April 26, 2017	By: /s/ Oren Bryan
Name: Oren Bryan
Title: Chief Financial Officer